FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

(unless otherwise noted, amounts expressed are in U.S. Dollars)

Calgary, Alberta – Tuesday, November 14, 2006 – JED Oil Inc. (AMEX: JDO) today announced financial results for the third quarter ended September 30, 2006.

Third Quarter 2006 Compared to Third Quarter 2005

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Average production increased 131% to 1,757 boe/d from 759 boe/d;

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Revenue rose 115% to approximately $7.1 million from approximately $3.3 million;

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Funds from operations increased 98% to approximately $2.9 million from approximately $1.5 million.

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Non-cash writedown of Canadian assets of approximately $45 million mainly due to low natural gas price on September 30.

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Non-cash writedown of U.S. assets of approximately $16 million related to recent drilling in the Pinedale area.

The Canadian assets were written down for several reasons.  First, the Company’s reserves were estimated using the Company’s September 2006 natural gas price of CDN $4.64/mcf.  During the same month, AECO spot price, a standard industry index price, reached a four year low closing at CDN $3.73/mcf on September 29, 2006.  The reduced natural gas price resulted in a significant reduction in the value of the Company’s proved reserves on September 30, 2006 and constituted the majority of the non-cash Canadian asset writedown.  Second, as previously announced, JED completed a property swap transaction on September 28, 2006.  As part of the swap, JED exchanged working interests in mature Alberta oil fields for additional working interest in Ferrier, a natural gas field with liquids production, longer reserve life and drilling prospects.  As a result, JED’s proven reserves after the transactions were more weighted towards natural gas and subject to evaluation at the reduced natural gas price of CDN $4.64/mcf in September.  It should be noted that on November 3, 2006, AECO spot price settled at CDN $7.51/mcf.  North American natural gas prices continue to experience significant short term volatility.  Third, JED’s independent engineering firm reduced proven reserves assigned to downspaced locations in the Ferrier area due to an unusually lengthy regulatory approval process with the Alberta Energy and Utilities Board.  JED is continuing to pursue the approval of its downspacing applications in conjunction with other producers in the area.  Once the applications are approved, the proven reserves assigned to the subject locations will be reinstated.  Fourth, since its inception, JED has been performing most of its drilling through farm-outs whereby JED paid 100% of the drilling, completion, and tie-in costs for 70% of the working interest.  This practice normally results in higher depletion rates as JED pays a disproportionate share of the capital expenditures to earn rights to working interests as compared to what JED would pay in a traditional joint venture arrangement.  When natural gas prices are depressed, companies that have substantial farm-out arrangements with partners are more susceptible to non-cash asset writedowns when performing the quarterly ceiling tests.

Once an asset writedown is recorded, the Company cannot reverse the non-cash writedown even if proved reserves subsequently increase in value.  The US assets were written down in the current quarter mainly due to the lower than expected results from the drilling of the first two wells in the Pinedale area of Wyoming.

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JED Oil News Release

November 14, 2006

During the third quarter of 2006, the Company drilled 12 wells (6.9 net) with a 92% success rate.  Eight (4.9 net) were drilled in Ferrier, two (0.9 net) were drilled in North Dakota and two (1.1 net) were drilled in Wyoming.

Summarized financial and operational data (in US$ 000’s except for volumes and per share amounts)
	Three months Ended Sept.30			Nine months Ended Sept. 30
	2006	2005	Change	2006	2005	Change
Production Information
Oil production (boe per day)	692	586	18%	728	503	45%
Gas production (mcf per day)	6,391	1,042	513%	6,211	838	641%
Total production (boe per day)	1,757	759	131%	1,763	643	174%

Financial Information
Petroleum and Natural Gas Revenue	$7,096	$3,294	115%	$20,373	$7,028	190%
Funds from operations (1)	$2,926	$1,475	98%	$7,557	$4,004	89%
Net (loss) Income	($61,555)	$446	-13,896%	($61,109)	$1,445	-4,329%
Net (loss) income per share, basic(2)	($4.12)	$0.03	-13,633%	($4.12)	$0.10	-4,220%

Operating information (on a per boe basis)
Average price received per bbl of oil	$56.46	$48.07	17%	$51.32	$40.31	27%
Average price received per mcf of gas	$5.96	$7.53	-21%	$6.00	$6.58	-9%
Average price received per boe	$43.90	$47.16	-7%	$42.33	$40.03	6%
Operating costs per boe	$7.23	$4.52	60%	$8.24	$4.85	70%

“BOEs” may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1) The term “Funds from operations” or “cash flow” expressed before changes in non-cash working capital, is used by the Company to measure and evaluate operating performance, leverage, and liquidity.  The term “operating netback” which is calculated as the average unit sales price, less royalties and operating expenses, represents the cash margin for every barrel of oil equivalent sold.  These terms do not have any standardized meaning prescribed by United States Generally Accepted Accounting Principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

(2) All per share numbers reflect the 3-for-2 stock split that occurred in October, 2005.

During recent months, the North American natural gas market experienced significant short term price volatility.  The AECO spot price was CDN $7.07/mcf on July 31, 2006 and exited September 2006 at a four year low of CDN $3.73/mcf resulting in a 47% decline in the price of natural gas in the span of two months.  The AECO spot price recovered to CDN $7.05/mcf on October 31, 2006.  NYMEX natural gas futures contracts for the period December 2006 to March 2007 are currently trading at a range of $7.75/mmbtu and $8.40/mmbtu.  JED continues to monitor the short term natural gas price situation in terms of its 2007 drilling plans.

Operating netbacks decreased in the third quarter of 2006 when compared to the same period in 2005 as a result of lower natural gas prices and an increase in operating costs.  Subsequent to the conclusion of the property swap on September 28, 2006, the Company  increased its working interest and natural gas production in the North Ferrier area.  Although the industry has recently experienced an increase in operating costs, the North Ferrier area has relatively lower operating costs compared properties that JED disposed of in the swap transaction and which should reduce the Company’s future operating costs.

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JED Oil News Release

November 14, 2006

In June 2006, JED raised $50 million in convertible notes and preferred shares.  The funds were used to reduce the Company’s debt and eliminate its working capital deficit.  The remaining cash and line of credit were used for the recent drilling program.

Summarizing certain prior news releases relating to Pinedale, Wyoming,  JED, after significant analysis and planning, determined that the Pinedale lands were the Company’s top prospect in terms of future drilling and production.  As such, the Company committed significant amounts of human and capital resources to the Pinedale drilling project.  Unfortunately, the initial drilling produced less than expected results.  While the setback has adversely affected the Company, JED and its Board of Directors are now working diligently to restructure the Company to refocus its energies towards other opportunities.  As part of the restructuring, JED has announced the disposition of its East Ferrier asset for CDN $27.5 million to reduce its current working capital deficit.  The East Ferrier asset was partially acquired through the property swap transaction in exchange for accounts receivable owed to JED.  The East Ferrier property was considered by the Company to be fully developed and was thus a candidate for monetization to offset Pinedale drilling costs.  Closing of this disposition is scheduled for tomorrow, November 15.

With production now weighted towards natural gas, JED’s current operational cash flow is highly dependant on the spot price of natural gas.  The Company is pursing multiple strategies to improve its financial condition and to enhance shareholder value.  JED has and will continue to consider utilizing hedges to mitigate commodity price risk.  With the slow down in drilling activity, JED downsized its staff in the fourth quarter of 2006 and will continue to seek opportunities to reduce its general and administrative expenses.  JED is currently in discussions with other companies to farm-in on their lands due to their proximity to existing JED wells.  The Company is considering the possibility of farming out certain drilling prospects to reduce the need for capital while increasing operational cash flow.  The Company is investigating ways to reduce drilling costs to improve future project economics and certain wells are currently undergoing workovers to optimize existing production.  In addition, JED is evaluating corporate and property acquisition opportunities for strategic fit and at the same time, is considering disposing of additional assets to improve liquidity.

Conference Call

JED Oil will host a conference call on Wednesday, November 15 at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss the third quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

A comprehensive management discussion and analysis (MD&A) and financial report for the three months and nine months ended September 30, 2006 will be available at www.sec.gov and www.sedar.com on November 15, 2006.

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JED Oil News Release

November 14, 2006

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the failure to complete the proposed sale of the East Ferrier assets, lower than anticipated production results, and the inability to receive approval of JED’s downspacing application.  Additional factors that may affect future results are contained in JED’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov).  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and develops and operates oil and natural gas properties principally in western Canada and the United States.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com